UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Dave Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

23834J102
(CUSIP Number)

Section 32, LLC 171 Main Street, #671 Los Altos, CA 94022 (650) 297-0722
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	23834J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Section 32 Fund 1, LP (“Fund 1”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
See response to row 8.
	8	SHARED VOTING POWER
93,305,022 shares, except that Section 32 GP 1, LLC (“GP 1”), the general partner of Fund 1, may be deemed to have shared power to vote these shares, and William J. Maris (“Maris”), the managing member of GP 1, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
See response to row 10.
	10	SHARED DISPOSITIVE POWER
93,305,022 shares, except that GP 1, the general partner of Fund 1, may be deemed to have shared power to vote these shares, and Maris, the managing member of GP 1, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,305,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1 This percentage is calculated based upon 323,539,696 shares of Class A Common Stock outstanding of Dave Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40161) on May 13, 2022.

CUSIP No.	23834J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Section 32 GP 1, LLC (“GP 1”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
See response to row 8.
	8	SHARED VOTING POWER
93,305,022 shares, all of which are held of record by Section 32 Fund 1, LP (“Fund 1”). GP 1, the general partner of Fund 1, may be deemed to have shared power to vote these shares, and William J. Maris (“Maris”), the managing member of GP 1, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
See response to row 10.
	10	SHARED DISPOSITIVE POWER
93,305,022 shares, all of which are held of record by Fund 1. GP 1, the general partner of Fund 1, may be deemed to have shared power to vote these shares, and Maris, the managing member of GP 1, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,305,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.8%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

2 This percentage is calculated based upon 323,539,696 shares of Class A Common Stock outstanding of Dave Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40161) on May 13, 2022.

CUSIP No.	23834J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William J. Maris (“Maris”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
See response to row 8.
	8	SHARED VOTING POWER
93,305,022 shares, all of which are held of record by Section 32 Fund 1, LP (“Fund 1”). Maris is the sole managing member of Section 32 GP 1, LLC (“GP 1”), the general partner of Fund 1, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
See response to row 10.
	10	SHARED DISPOSITIVE POWER
93,305,022 shares, all of which are held of record by Section 32 Fund 1, LP (“Fund 1”). Maris is the sole managing member of Section 32 GP 1, LLC (“GP 1”), the general partner of Fund 1, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,305,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.8%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

3 This percentage is calculated based upon 323,539,696 shares of Class A Common Stock outstanding of Dave Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40161) on May 13, 2022.

Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates the Schedule 13D initially filed on January 14, 2022, as amended by Amendment No. 1 filed on April 4, 2022 (collectively, the “Original Schedule 13D”). This Amendment No. 2 relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Dave Inc., f/k/a VPC Impact Acquisition Holdings III, Inc. (the “Issuer”), a corporation organized under the laws of the state of Delaware. This Amendment No. 2 is being filed by Section 32 Fund 1, LP (“Fund 1”), Section 32 GP 1, LLC (“GP 1”) and William J. Maris (“Maris” and together with Fund 1 and GP 1, the “Reporting Persons”). This Amendment No. 2 is being filed to reflect the sale of Class A Common Stock by Fund 1.

Item 1.	Security and Issuer

(a)	The class of equity securities to which this statement relates is the Class A Common Stock of the Issuer.

(b)	The principal executive offices of the Issuer are located at 1265 South Cochran Avenue, Los Angeles, CA 90019.

Item 2.	Identity and Background

(a)       This Schedule 13D is being filed by Fund 1, GP 1 and Maris. GP 1 is the general partner of Fund 1 and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by Fund 1. Maris is the managing member of GP 1 and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by Fund 1.

(b)       The address of the principal place of business of each of the Reporting Persons is c/o Section 32, LLC, 171 Main Street, #671, Los Altos, CA 94022.

(c)       The principal occupation of Maris is as the founder and managing member of the venture capital firm Section 32. The principal business of each of the other Reporting Persons is the venture capital investment business.

(d)       During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations

Business Combination Agreement

An aggregate of 98,114,926 shares of Class A Common Stock were acquired by the Reporting Persons pursuant to a Business Combination Agreement, dated as of June 7, 2021, by and among the Issuer, Bear Merger Company I Inc., a Delaware corporation (“First Merger Sub”) and wholly owned subsidiary of the Issuer, Bear Merger Company II LLC, a Delaware limited liability company (“Second Merger Sub”) and wholly owned subsidiary of the Issuer, and Dave Inc., a Delaware corporation (“Legacy Dave”) (as it may be amended from time to time, the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Dave was effected through the merger of First Merger Sub with and into Legacy Dave, with Legacy Dave surviving as the surviving company and as a wholly owned subsidiary of the Issuer, immediately followed by the merger of Legacy Dave with and into Second Merger Sub, with Second Merger Sub surviving as the surviving company and as a wholly owned subsidiary of the Issuer (the “Merger,” and collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). The Business Combination closed on January 5, 2022 (the “Closing”).

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy Dave Class A common stock, par value $0.00001 (the “Legacy Dave Class A Common Stock”) was canceled and converted into the right to receive the number of shares of the Issuer’s Class A Common Stock equal to the product (rounded down to the nearest whole number) of the number of such shares outstanding immediately prior to the Effective Time multiplied by approximately 1.35438751 (the “Exchange Ratio”).

Open Market Sales

On August 8, 2022, Fund 1 sold 317,404 shares of Class A Common Stock at a weighted average price per share of approximately $0.77 for aggregate proceeds of approximately $243,671.05.

On August 9, 2022, Fund 1 sold 1,380,045 shares of Class A Common Stock at a weighted average price per share of approximately $0.76 for aggregate proceeds of approximately $1,050,214.25.

On August 10, 2022, Fund 1 sold 361,633 shares of Class A Common Stock at a weighted average price per share of $0.74 for aggregate proceeds of approximately $267,608.42.

On August 12, 2022, Fund 1 sold 656,654 shares of Class A Common Stock at a weighted average price per share of approximately $0.66 for aggregate proceeds of approximately $430,758.46.

On August 15, 2022, Fund 1 sold 2,094,168 shares of Class A Common Stock at a weighted average price per share of approximately $0.60 for aggregate proceeds of approximately $1,266,950.70.

Source of Funds

The source of the funds for all purchases and acquisitions by Fund 1 was from working capital.

No part of the purchase price was borrowed by Fund 1 for the purpose of acquiring any securities discussed in this Item 3.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Business Combination Agreement, the Reporting Persons tendered 72,442,285 shares of Legacy Dave Class A Common Stock in exchange for 98,114,926 shares of Class A Common Stock in the aggregate.

Subject to the Investor Rights Agreement described in Item 6 of this Schedule 13D, one or more Reporting Persons may from time to time buy or sell additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other investment opportunities available to the Reporting Persons, general economic, money market and stock market conditions, and other considerations as such Reporting Person deems relevant.

Except as described herein, none of the Reporting Persons have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by them in any manner permitted by applicable law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b)    The responses of the Reporting Persons with respect to rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 323,539,696 shares of Class A Common Stock outstanding as of May 5, 2022, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) (File No. 001-40161) on May 13, 2022.

(c)       Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, none of the Reporting Persons have engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

(d)       Under certain circumstances set forth in the limited partnership agreement of Fund 1 and the limited liability company agreement of GP 1, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

On January 5, 2022, the Issuer entered into an Investor Rights Agreement, which became effective as of the Closing, with VPC Impact Acquisition Holdings Sponsor III, LLC, a Delaware limited liability company, the Issuer’s initial stockholders, the Issuer’s directors, and certain holders of the Issuer’s capital stock, including, among others, certain of the Reporting Persons. Pursuant to the terms of the Investor Rights Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain shares of the Issuer’s Class A Common Stock within 30 days after the Closing. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the parties to the agreement may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the holders party to the agreement. The Investor Rights Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Rights Agreement also provides for the securities of the Issuer held by the holders party thereto to be locked-up for a period of time following the Closing, subject to certain exceptions. This summary is qualified by the actual terms of the Investor Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

A	Reference to Nina C. Labatt as Attorney-In-Fact

B	Agreement of Joint Filing, dated August 17, 2022

C

Investor Rights Agreement, dated as of January 5, 2022, by and among the Issuer and the persons named therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2022

Section 32 Fund 1, LP

By: Section 32 GP 1, LLC
Its: General Partner

By:	/s/ Nina C. Labatt
Nina C. Labatt, Chief Operating Officer and Chief Financial Officer

Section 32 GP 1, LLC

By:	/s/ Nina C. Labatt
Nina C. Labatt, Chief Operating Officer and Chief Financial Officer

William J. Maris

/s/ Nina C. Labatt
Nina C. Labatt, Attorney-in-Fact for William J. Maris

exhibit A

POWER OF ATTORNEY

Nina C. Labatt has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.

exhibit B

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Dave Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.